LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

29 January 2008 [redacted]

08000776

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 28 January 2008, Re: Debt and Corporate Restructuring Exercise of Lion Industries Corporation Berhad Group - Proposed Variation to : 1) The Redemption Date of the Zero-Coupon Redeemable Secured RM Denominated Bonds; and 2) The Repayment Date of the Zero-Coupon Redeemable Secured USD Denominated Consolidated and Rescheduled Debts for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 28/01/2008 06:00:04 PM

Reference No LI-080128-6ED85

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	DEBT AND CORPORATE RESTRUCTURING EXERCISE OF LION INDUSTRIES CORPORATION BERHAD ("LICB") GROUP ("LICB SCHEME") PROPOSED VARIATION TO: 1. THE REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND 2. THE REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Reference is made to the announcements on 7 December 2007 and 9 January 2008 regarding the meeting and passing by the relevant Bondholders and SPV Debt Holders of a resolution for the proposed variation to the redemption/repayment date for the Bonds/SPV Debts on 31 December 2007 ("Proposed Variation to the Redemption/Repayment Date").

The Board of Directors of LICB wishes to announce that Bank Negara Malaysia had vide its letter dated 21 January 2008 which was received by the Company on 25 January 2008 took note of the Proposed Variation to the Redemption/Repayment Date. The remaining approval to be obtained for the Proposed Variation to the Redemption/Repayment Date is from the Securities Commission.

We shall keep the Exchange informed of further development in respect of the above matter in due course.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-

Secretary

28 JAN 2008

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

25 January 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 24 January 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 24/01/2008 06:04:13 PM

Reference No LI-080124-75002

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

Company name * LION INDUSTRIES CORPORATION BERHAD

Stock name * LIONIND

Stock code * 4235

Contact person * Wong Phooi Lin

Designation * Secretary

Type * ● Announcement ○ Reply to query

Subject :* Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Bought/(Sold)	% of Issued Share Capital
Tang Foo Chuen	22.01.2008	2.00	(16,200)	Negligible
Kok Wai Hung	24.01.2008	2.04	5,000	Negligible
Tang Foo Chuen	24.01.2008	1.99	8,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

24 JAN 2008

END